UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission file number: 001-42027

mF International Limited

2308, 23/F, The Center, 99 Queen’s Road Central,

Central, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

ADOPTION OF 2025 INCENTIVE PLAN

To promote the success and enhance the value of mF International Limited (the “Company”), on November 4, 2025, the Company’s board of directors approved the 2025 Share Incentive Plan (the “2025 Incentive Plan”), which became effective upon adoption and may persist for up to ten years, or until November 3, 2035.

Under the 2025 Incentive Plan, the maximum aggregate number of ordinary shares available for issuance (the “Share Limit”) shall initially be an aggregate of 184,046 ordinary shares, representing ten percent (10.0%) of the total ordinary shares of the Company outstanding as of the date hereof. Pursuant to the 2025 Incentive Plan, the Share Limit will be automatically increased in connection with any subsequent capital raising transaction (including of convertible or exchangeable securities, in addition to equity securities) such that the Share Limit will always represent ten percent (10.0%) of the total number of issued and outstanding Shares of the Company on an as-converted basis. Under the terms of the 2025 Incentive Plan, the Committee (as defined in the 2025 Equity Incentive Plan) has authority to issue share options, restricted shares or restricted share units, up to the Share Limit, and may set the exercise price of a share option at such amount as it considers appropriate, which may or may not be a fixed or variable price or related to the Fair Market Value of the Shares. Grants of share options at nominal exercise prices or grants of restricted shares or restricted share units could have a dilutionary impact on existing holders of the Company’s securities. The Company’s compensation committee also has broad discretion pursuant to the 2025 Equity Incentive Plan to further delegate the duties of the Committee.

The above description of the material terms of the 2025 Equity Incentive Plan is qualified in its entirety by reference to the Company’s 2025 Equity Incentive Plan, which is included as Exhibit 4.1 hereto and incorporated by reference herein.

Exhibit 4.1 to this Report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form F-3 (Registration No. 333-290220) of the Company and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBITS

Exhibit No.	Description
4.1	mF International Limited’s 2025 Incentive Plan

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

mF International Limited

By:	/s/ Haoyu Wang
Name:	Haoyu Wang
Title:	Chief Executive Officer and Executive Director

Date: November 4, 2025